SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: September 27, 2006
Commission File Number: 1-3793
CANADA SOUTHERN PETROLEUM LTD.

(Translation of Registrant’s Name into English)
Suite 250, 706 – 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1

(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBIT INDEX
Signature
Notice of Special Meeting
Form of Proxy
Letter of Transmittal
Press Release dated September 27, 2006

EXHIBIT INDEX

1	Notice of Special Meeting of Shareholders and Management Information Circular dated September 25, 2006

2.	Form of Proxy

3.	Letter of Transmittal for Common Shares of Canada Southern Petroleum Ltd.

4.	Press Release dated September 27, 2006

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.
Date: September 27, 2006
	By:	/s/ Trudy Curran
		Name:	Trudy Curran
		Title:	Corporate Secretary